Exhibit 4.1
DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered

Ordinary Shares, nominal value of €0.09 per share	FLUT	New York Stock Exchange
	FLTR	London Stock Exchange
Description of Ordinary Shares
The rights and restrictions to which Ordinary Shares in Flutter Entertainment plc (“Flutter”) are subject are prescribed by our Memorandum and Articles of Association (“Articles”), the Irish Companies Act 2014 (the “Irish Companies Act”) and any other applicable Irish law concerning companies, as amended from time to time. This section summarizes the material terms of our Ordinary Shares, including certain provisions of our Articles and applicable Irish law in effect on the date hereof. However, the following description is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Articles, the Irish Companies Act and any other applicable Irish law concerning companies, as amended from time to time.
General
As of December 31, 2025, our authorized share capital consisted of 300,000,000 ordinary shares with a nominal value of €0.09 per share and 175,224,066 shares were issued, no shares were held as treasury shares and no shares were held in an employee benefit trust.
Dividends and Other Distributions
Under Irish law, dividends and distributions may only be made from profits available for distribution, also known as “distributable reserves.” Distributable reserves, broadly, means our accumulated realized profits less our accumulated realized losses, and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless our net assets are equal to, or in excess of, the aggregate of our called up share capital plus undistributable reserves, and the distribution does not reduce our net assets below such aggregate. Undistributable reserves include the share premium account, the par value of shares acquired by us, the amount by which our accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed our accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital and any other reserve which we are prohibited from distributing.
The determination as to whether or not we have sufficient distributable reserves to fund a dividend must be made by reference to our “relevant financial statements.” The “relevant financial statements” will be either the last set of unconsolidated annual audited financial statements laid before a meeting of shareholders or unconsolidated interim unaudited financial statements which have been filed in the Companies Registration Office of Ireland (the official public registry for companies in Ireland), in each case prepared prior to the
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declaration of a dividend in accordance with the Irish Companies Act, which give a “true and fair view” of our unconsolidated financial position and accord with accepted accounting practice in Ireland.
The mechanism as to who declares a dividend and when a dividend shall become payable is governed by our Articles, which authorize the directors to declare such interim dividends as appear justified from our profits without the approval of the shareholders at a general meeting. Our board of directors (the “Board”) may also recommend a dividend to be approved and declared by the shareholders at a general meeting. Although the shareholders may direct, upon the recommendation of our directors, that the payment of a dividend declared at a general meeting be made by distribution of assets, shares or cash, no dividend issued may exceed the amount recommended by the directors. The directors may also direct payment or satisfaction of any dividend or other distribution wholly or in part by the distribution of assets.
Calls on Shares
Our Board may from time-to-time call upon the shareholders in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times.
All of our issued ordinary shares are fully paid up and will not be subject to any further calls or assessments by Flutter.
Share Redemptions and Repurchases
Under Irish law, a company can issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. We cannot purchase any of our own shares if, as a result of such purchase, the nominal value of our issued share capital which is not redeemable would be less than 10% of the nominal value of our total issued share capital. All redeemable shares must also be fully paid in order to be redeemed.
Article 4(b) of our Articles provides that any ordinary share which we have acquired or agreed to acquire shall be deemed to be a redeemable share.  Accordingly, for Irish law purposes, the repurchase of ordinary shares by Flutter will technically be effected as a redemption of those shares as described below. If our Articles did not contain Article 4(b), repurchases of our ordinary shares would be subject to many of the same rules that apply to purchases of our ordinary shares by us or our subsidiaries described below, including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange.”
Redeemable shares may, upon redemption, be cancelled or held in treasury at our option. The nominal value of treasury shares held by us or a subsidiary of ours at any time must not exceed 10% of our company capital (consisting of the aggregate of the par value and share premium in respect of the allotment of our shares together with certain elements of our undenominated capital arising on the acquisition of shares by us). While we or a subsidiary of ours holds shares as treasury shares, we or such subsidiary cannot exercise any voting rights in respect of those shares. We may cancel or reissue treasury shares subject to certain conditions.
Under Irish law, an Irish company may purchase its own shares either on a recognized securities market (an “on-market” purchase) or otherwise than on a recognized securities market (an “off-market” purchase), subject to the provisions of the Irish Companies Act. Under Article 52 of our Articles, an ordinary resolution of our shareholders is required to allow us to make on-market purchases of our ordinary shares generally. As long as this authority has been granted and is in effect, no specific shareholder authority for a particular on-market
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purchase of our ordinary shares is required. At our Annual General Meeting on June 5, 2025 (the “2025 AGM”), shareholders authorized us to make purchases of up to a maximum of 17,674,003 ordinary shares (representing approximately 10% of our issued share capital (excluding treasury shares) as at April 10, 2025). Such authorization will expire at the earlier of the close of our 2026 AGM or the close of business on September 5, 2026, and we expect to seek to renew such authority at subsequent annual general meetings. In order for us or a subsidiary of ours to make an on-market purchase of our shares, such shares must be purchased on a “securities market” (as defined in the Irish Companies Act) which has been recognized for the purposes of the Irish Companies Act. The LSE and NYSE, on which our shares are listed, are recognized securities markets for this purpose. For an off-market purchase by us or a subsidiary of ours, the proposed purchase contract must be specifically authorized by special resolution of our shareholders before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution, and, from the date of the notice of the meeting at which the resolution approving the contract is to be proposed, the purchase contract must be on display or must be available for inspection by shareholders at our registered office.
Voting Rights
Under our Articles, a resolution put to the vote of any general meeting must be decided on a poll.
Each shareholder present in person or by proxy is entitled to one vote for each share that he or she holds as of the record date for the general meeting.
The presence, in person or by proxy or as a duly authorized representative of a corporate shareholder, of two or more persons entitled to vote upon the business to be transacted, constitutes a quorum for the conduct of business at a general meeting. No business may take place at a general meeting if a quorum is not present in person or by proxy.
Under the Irish Companies Act, any shareholder of a company who is entitled to attend and vote at a general meeting of Flutter Entertainment plc is entitled to appoint another person (whether a shareholder or not) as his or her proxy to attend and vote instead of him or her. A proxy so appointed has the same rights as the shareholder to speak at the general meeting and to vote on a show of hands and on a poll. The appointment of a proxy does not preclude a shareholder from attending and voting in person at a general meeting. Under the Articles, shareholders may appoint more than one proxy in respect of any general meeting provided that each proxy must be appointed to exercise the rights attached to different shares held by that shareholder.
Irish company law requires special resolutions of the shareholders at a general meeting to approve certain matters. A special resolution requires the approval of not less than 75% of votes cast, in person or by proxy, at a general meeting at which a quorum is present. Examples of matters requiring special resolutions include:
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•	amending our Articles;
•	authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or a person connected with a director;
•	opting out of statutory pre-emption rights on the issuance of new shares;
•	re-registration from a public limited company to a private company;
•	purchase of own shares off-market;
•	reduction of issued share capital;
•	sanctioning a compromise/scheme of arrangement;
•	resolving that Flutter be wound up by the Irish courts;
•	resolving in favor of a shareholders’ voluntary winding-up;
•	re-designation of shares into different share classes;
•	setting the re-issue price of treasury shares; and
•	variation of class rights attaching to classes of shares (where our Articles do not provide otherwise).
Liquidation Rights
The Articles provide that if Flutter is wound up and the assets available for distribution among the shareholders are insufficient to repay the whole of the paid up or credited as paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the shares held by them respectively. If in a winding up, the assets available for distribution to the shareholders will be more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess shall be distributed among the shareholders in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said shares held by them respectively. The holders of any shares carrying special or preferred terms (if any have been allotted) may have the right to priority in a dissolution or winding up. No such shares are in issue on the date hereof.
Pre-emption Rights
Under Irish law, unless otherwise authorized, when an Irish public limited company issues shares for cash to new shareholders, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the company on a pro rata basis, commonly referred to as the statutory pre-emption right. Our shareholders may opt out of these statutory pre-emption rights by special resolution adopted by the shareholders at a general meeting, for a maximum of five years before requiring renewal. If the opt-out is not renewed, new equity securities allotted for cash must be offered to our existing shareholders on a pro rata basis to their existing shareholding before the shares may be allotted to any new shareholders. Statutory pre-emption rights do not apply (i) where equity securities are allotted for non-cash consideration (such as in a share-for-share acquisition), (ii) to the allotment of non-equity securities (that is, securities that have the right to participate only up to a specified amount in any income or capital distribution), or (iii) where shares are allotted pursuant to an employees’ share scheme or similar equity plan.
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At the 2025 AGM, shareholders opted out of statutory pre-emption rights in respect of any allotment of new shares for cash (i) in connection with any rights issue; and (ii) for up to 35,348,007 new ordinary shares (representing approximately 20% of our issued share capital as at April 10, 2025). Thus, our Board is generally authorized to issue up to 35,248,007 new ordinary shares (representing approximately 20% of our authorized but unissued share capital as at 10 April, 2025) on a non-pre-emptive basis for cash consideration until the authorization granted by shareholders expires at the next annual general meeting or September 5, 2026 (if earlier). The existing authority may be renewed by a further special resolution of shareholders at a general meeting.
Capitalization of Distributable and Non-distributable Reserves
Upon recommendation of the Board, our shareholders may, by ordinary resolution (being approval by a simple majority of the votes cast by shareholders in person or by proxy at a general meeting of shareholders), authorize the Board to capitalize any sum for the time being standing to the credit of any of our reserves (including any capital redemption reserve fund, share premium account or any undenominated capital) or to the credit of our profit and loss account (whether or not such sum is available for distribution) by applying such sum in paying up in full unissued shares to be allotted to shareholders as fully paid up bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.
Lien and Forfeiture
The Articles provide that we will have a first and paramount lien on every share that is not a fully paid-up share for all amounts payable at a fixed time or called in respect of that share. Subject to the terms of their allotment, the directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made by the date specified in the notice demanding payment, the shares may be forfeited and ultimately sold. These provisions are standard inclusions in the articles of association of an Irish public limited company, such as us.
Ownership of Shares by Non-Irish Persons
There are no provisions in the Articles that restrict non-resident or overseas shareholders from holding shares or from exercising voting rights attaching to shares.
Suspension of Rights of Members and Disposal of Shares
The Articles provide that certain rights of shareholders may be suspended and we may require the disposal of shares held by such shareholders in certain circumstances, including where any Gaming Regulatory Authority (as defined in the Articles) informs us that any shareholder or any person interested or believed to be interested in our shares is, for whatever reason, unsuitable to be a person interested in our shares, not licensed or qualified to be a person interested in our shares or disqualified as a holder of interests in Flutter, in each case under any legislation regulating the operation of any betting or gaming activity undertaken or to be undertaken by us or where any Gaming Regulatory Authority has refused, revoked, cancelled, opposed or imposed any material condition or limitation on (or indicated that it is likely to do any of the foregoing) the grant, renewal or the continuance of any registration, license, approval, finding of suitability, consent or certificate required by any legislation regulating the operation of any betting or gaming activity or any activity ancillary or related thereto undertaken or to be undertaken by us by reason, in whole or in part, of the interest of any person or persons in our shares (or by its belief as to the interest of any person or persons in such shares).
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Disclosure of Shareholdings
Under the Irish Companies Act, there is a notification requirement for shareholders who become or cease to be interested in 3% of the shares of an Irish public limited company. Our shareholders must notify us if, as a result of a transaction, the shareholder will become interested in 3% or more of our shares or if, as a result of a transaction, a shareholder who was interested in 3% or more of our shares ceases to be so interested. Where a shareholder is interested in 3% or more of our shares, the shareholder must notify us of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of our issued share capital (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures should be notified to us within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any of our shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the Irish High Court to have the rights attaching to such shares reinstated.
In addition to these disclosure requirements, under the Irish Companies Act, we may, by notice in writing, require a person whom we know or have reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in our relevant share capital to: (i) indicate whether or not it is the case, and (ii) where such person holds or has during that time held an interest in our ordinary shares, to provide additional information, including the person’s own past or present interests in our shares. If the recipient of such a notice fails to respond within the reasonable time period specified in the notice, we may apply to the Irish High Court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Irish Companies Act, as follows:

•	any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, will be void;
•	no voting rights will be exercisable in respect of those shares;
•	no further shares will be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and
•	no payment will be made of any sums due from us on those shares, whether in respect of capital or otherwise.
Where our shares are subject to these restrictions, the Irish High Court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.
The Articles provide that, where the recipient of a notice issued under the Irish Companies Act fails to respond within 28 days from the date of service of the notice (unless the affected shares represent at least 0.25% of the nominal value of the issued shares of that class, in which circumstances the prescribed period is 14 days from the date of the notice) the directors may, in their absolute discretion, direct that in respect of the affected shares the shareholder shall not be entitled to attend or vote at a general meeting either personally or by proxy or to exercise any other right conferred by membership in relation to general meetings of Flutter. In addition, where the affected shares represent at least 0.25% of the nominal value of the issued shares of the class concerned, the directors may direct other restrictions, including on transfer and the right to receive payments.
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In the event we are in an offer period pursuant to the Irish Takeover Rules, enhanced disclosure provisions apply for persons holding an interest in our securities of 1.0% or more.
Irish Takeover Rules
The Company is subject to the Irish Takeover Panel Act 1997, Irish Takeover Rules 2022 (the “Irish Takeover Rules”), which regulate the conduct of takeovers of, and certain other relevant transactions affecting, Irish public limited companies listed on certain stock exchanges, including the NYSE and the LSE. The Irish Takeover Rules are administered by the Irish Takeover Panel, which has supervisory jurisdiction over such transactions. Among other matters, the Irish Takeover Rules operate to ensure that no offer is frustrated or unfairly prejudiced and, in situations involving multiple bidders, that there is a level playing field.
Under the Irish Takeover Rules, our Board is not permitted to take any action that might frustrate an offer for our ordinary shares once our Board has received an approach that may lead to an offer or has reason to believe that such an offer is or may be imminent, subject to certain exceptions where the action is approved by our shareholders at a general meeting or, in certain circumstances, where the Irish Takeover Panel has given its consent to the action. These provisions may give our Board less ability to control negotiations with hostile offerors than would be the case for a corporation incorporated in a jurisdiction of the United States.
Under Irish Takeover Rules, if an acquisition of ordinary shares were to increase the aggregate holding of the acquirer and its concert parties to ordinary shares that represent 30% or more of the voting rights of the company, the acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding ordinary shares at a price not less than the highest price paid for the ordinary shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of ordinary shares by a person holding (together with its concert parties) ordinary shares that represent between 30% and 50% of the voting rights in the company if the effect of such acquisition were to increase that person’s percentage of the voting rights by 0.05% within a 12-month period. Under the Irish Takeover Rules, our Board and their relevant family members, related trusts and “controlled companies” are presumed to be acting in concert with any corporate shareholder who holds 20% or more of our shares.
Changes in Capital and Allotment of Securities
Our authorized share capital may be increased by way of an ordinary resolution of shareholders. Under Irish law, the directors of a company may be authorized to issue new equity securities up to the maximum amount prescribed by its authorized share capital. The directors may issue new ordinary shares without specific shareholder approval, if authorized to do so generally by the company’s articles of association or an ordinary resolution adopted by the shareholders at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it will lapse unless renewed by the shareholders of the company by an ordinary resolution.
At the 2025 AGM, shareholders authorized the Board to generally and unconditionally allot up to 35,348,007 new ordinary shares (representing approximately 20% of our issued share capital as at the latest practicable date before the 2025 AGM). The authorization granted by shareholders will expire at the earlier of our next annual general meeting or September 5, 2026 (if earlier). We expect to seek to renew such authority at subsequent annual general meetings.
Notwithstanding this authority, under the Irish Takeover Rules our Board would not be permitted to issue any shares during a period when an offer has been made for us or is reasonably believed to be imminent unless the
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issue is (i) approved by shareholders at a general meeting, (ii) consented to by the Irish Takeover Panel on the basis it would not constitute action frustrating the offer, (iii) consented to by the Irish Takeover Panel and approved by the holders of more than 50% of our voting rights, (iv) consented to by the Irish Takeover Panel in circumstances where a contract for the issue of the shares had been entered into prior to that period, or (v) consented to by the Irish Takeover Panel in circumstances where the issue of the shares was decided by our Board prior to that period and either action has been taken to implement the issuance (whether in part or in full) prior to such period or the issuance was otherwise in the ordinary course of business.
Under the Articles, the Board may issue new shares with such rights or restrictions as may be determined by ordinary resolution of our shareholders. Irish law does not recognize fractional shares held of record and, accordingly, our Articles do not provide for the issuance of fractional shares, and our official Irish register of members will not reflect any fractional shares.
Transfer and Registration of Securities
A written instrument of transfer is required under Irish law in order to register on Flutter’s share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly, or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Our Articles provide that the company secretary or any other party designated by the Board for such purpose may sign an instrument of transfer on behalf of the transferor who is transferring shares in Flutter.
Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to the registration of the transfer in Flutter’s share register. Subject to the Irish Companies Act, we may in our absolute discretion pay, or procure one of our subsidiaries to pay, any stamp duty arising on a transfer of shares on behalf of the transferee of such shares of Flutter.  Our Articles provide that, in the event of any such payment, we shall be entitled to (i) reimbursement from the transferee, (ii) set-off of the amount of the stamp duty against any dividends payable to the transferee of those shares and (iii) to the extent permitted by the Irish Companies Act, claim a first and paramount lien on such shares, which lien shall extend to all dividends paid on such shares.
The Directors may, in their absolute discretion and without giving any reason, decline to register (i) a transfer of a share which is not fully paid or (ii) a transfer to or by a minor or person of unsound mind, but this shall not apply to a transfer resulting from a sale of the share through a stock exchange on which the share is listed which has been approved by the Board. The Directors may also decline to register an instrument of transfer unless it is in respect of one class of shares only, it is in favour of not more than four transferees and the instrument of transfer is duly stamped if required and lodged at Flutter’s registered office or such other place as specified by the Board, accompanied by such evidence as the Board may reasonably require to show the right of the transferor to make the transfer.
Flutter’s share register is maintained by its transfer agent.
Variation of Rights
Any variation or abrogation of the rights attaching to any class of our issued shares must be approved by special resolution of shareholders of the affected class passed at a separate general meeting of the holders of the shares of that class or with the consent in writing of the holders of three-fourths in nominal value of the issued shares
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of that class. The quorum at any such separate general meeting, other than an adjourned meeting, shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and the quorum at an adjourned meeting shall be one person holding shares of the class in question or his or her proxy.
We may only amend our Articles by the passing of a special resolution of shareholders.
Change of Control
There are no provisions in our Articles which would have an effect of delaying, deferring or preventing a change in the control of Flutter.
Sinking Fund
Our ordinary shares have no sinking fund provisions.
Annual General Meetings of Shareholders
We are required to hold annual general meetings at intervals of no more than 15 months after the previous annual general meeting, provided that an annual general meeting is held in each calendar year. Each general meeting shall be held at such time and place as designated by the Board and as specified in the notice of meeting.
The Articles provide that shareholder meetings may be held outside of Ireland (subject to compliance with the Irish Companies Act). Where a company holds its annual general meeting or extraordinary general meeting outside of Ireland, the Irish Companies Act requires that the company, at its own expense, make all necessary arrangements to ensure that members can by technological means participate in the meeting without leaving Ireland (unless all of the members entitled to attend and vote at the meeting consent in writing to the meeting being held outside of Ireland).
Notice of an annual general meeting must be given to all shareholders and to our statutory auditors, directors and company secretary. The Articles provide for a minimum notice period of 21 clear days for an annual general meeting, the minimum permitted under Irish law.
The only matters which must, as a matter of Irish company law and the Articles, be transacted at an annual general meeting are the consideration of our statutory financial statements for the previous financial year and the reports of the directors and auditors thereon, the review by our shareholders of the company’s affairs, the election and re-election of directors (as appropriate), the appointment or re-appointment of our statutory auditors and the fixing of the statutory auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of our statutory auditor at an annual general meeting, the previous auditor will be deemed to have continued in office.
Flutter’s Articles contain advance notice requirements for shareholders to make director nominations at annual general meetings.
Extraordinary General Meetings of Shareholders
Our extraordinary general meetings may be convened by (i) the Board, (ii) on requisition of the shareholders holding not less than 10% of our paid up share capital carrying voting rights (provided our shares are not admitted to trading on any regulated market in any member state of the European Union), (iii) in certain circumstances, on requisition of our auditors; or (iv) in exceptional cases, by order of the Irish High Court.
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Notice of an extraordinary general meeting must be given to all shareholders and to our statutory auditors, directors and company secretary. An extraordinary general meeting for the purpose of considering a special resolution must be convened on not less than 21 clear days’ notice. Any other extraordinary meeting must be called by not less than 14 clear days’ notice.
Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting, only such business will be conducted as is set forth in the notice thereof or is proposed pursuant to and in accordance with the procedures and requirements set out in our Articles.
If our directors become aware that our net assets are half of or less than the amount of our called-up share capital, our directors must convene an extraordinary general meeting of our shareholders not later than 28 days from the date that they learn of this fact. This general meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.
Enforcement of Judgments against us, our directors and officers.
There is no treaty between Ireland and the United States providing for the reciprocal enforcement of judgments obtained in the other jurisdiction and Irish common law rules govern the process by which a U.S. judgment may be enforced in Ireland. The following requirements must be met as a precondition before a U.S. judgment will be eligible for enforcement in Ireland:
•the judgment must be for a definite sum (this excludes enforcement of non-monetary judgments and enforcement of actions concerning un-liquidated debts;
•the judgment must be final and conclusive, and the decree must be final and unalterable in the court which pronounces it;
•the judgment must be provided by a court of competent jurisdiction, and the procedural rules of the court giving the foreign judgment must have been observed; and
•the U.S, courts must be satisfied that they have jurisdiction over the relevant judgment debtors in accordance with the applicable court rules in Ireland.

Even if the above requirements have been met, an Irish court may exercise its right to refuse to enforce the U.S. judgment if the Irish court is satisfied that the judgment (i) was obtained by fraud; (ii) is in contravention of Irish public policy; (iii) is in breach of natural or constitutional justice; or (iv) is irreconcilable with an earlier judgment. By way of example, a judgment of a U.S. court of liabilities predicated upon U.S. federal securities laws may not be enforced by Irish courts on the grounds of public policy if that U.S. judgment includes an award of punitive damages. Further, an Irish court may stay proceedings if concurrent proceedings are brought elsewhere.
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